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                                                Filed Pursuant to Rule 424(b)(3)
                                            Registration Statement No. 333-56620

PROSPECTUS

                                 337,925 Shares

                            [LOGO OF ONYX SOFTWARE]

                                  Common Stock

                               ----------------

   The selling shareholders listed on page 16 are the former shareholders of Market Solutions Limited, which we acquired on October 1, 1999, and one of the former unitholders of RevenueLab, LLC, which we acquired on January 5, 2001. The selling shareholders may offer for sale up to 337,925 shares of our common stock from time to time. We will not receive any proceeds from the sale of these shares.

   The selling shareholders may sell the shares in transactions on the Nasdaq National Market, in privately negotiated transactions or otherwise.

   Our common stock is quoted on the Nasdaq National Market under the symbol "ONXS." On August 28, 2001, the last reported sales price of our common stock was $3.78 per share.

   Investing in this stock involves risks. See "Risk Factors" beginning on page
4.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ----------------

                The date of this prospectus is August 29, 2001.
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                               TABLE OF CONTENTS

Special Note Regarding Forward-Looking Statements...........................   3
Risk Factors................................................................   4
Selling Shareholders........................................................  16
Plan of Distribution........................................................  17
Legality of Common Stock....................................................  17
Experts.....................................................................  17
Where You Can Find More Information.........................................  18

                               ----------------

   You should rely only on the information provided or incorporated by reference in this prospectus. Neither we nor the selling shareholders have authorized anyone to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than its date, regardless of the time of delivery of this prospectus or any sale of common stock.

   This prospectus is an offer to sell and a solicitation of an offer to buy the securities offered by this prospectus only in jurisdictions where the offer or sale is permitted.

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               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   Our disclosure and analysis in this prospectus and the documents incorporated by reference, including the documents listed below in the section entitled "Where You Can Find More Information," contain forward-looking statements, which provide our current expectations or forecasts of future events. Forward-looking statements include statements about our plans, objectives, expectations and intentions and other statements that are not historical facts. Words such as "believes," "anticipates" and "intends" may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the factors described in the section entitled "Risk Factors," in this prospectus.

   You should not unduly rely on these forward-looking statements, which speak only as of the date of this prospectus. We undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this prospectus or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we file from time to time with the SEC after the date of this prospectus.

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                                  RISK FACTORS

Our operating results fluctuate and could fall below expectations of securities analysts and investors, resulting in a decrease in our stock price.

   Our operating results have varied widely in the past, and we expect that they will continue to fluctuate in the future. If our operating results fall below the expectations of securities analysts and investors, it could result in a decrease in our stock price. Some of the factors that could affect the amount and timing of our revenues and related expenses and cause our operating results to fluctuate include:

  .  market acceptance of our solution;

  . general economic conditions, which may affect our customers' capital investment levels in management information systems;

  .  budget and spending decisions by our customers;

  . customers' decisions to defer orders or implementations, particularly large orders or implementations, from one quarter to the next, or to proceed with smaller than forecasted orders or implementations;

  . purchases by our existing customers, including additional license and maintenance revenues;

  .  our ability to compete in the highly competitive CRM market;

  . the loss of any key technical, sales, customer support or management personnel and the timing of any new hires;

  . our ability to develop, introduce and market new products and product versions on a timely basis;

  .  our ability to enable our products to operate on multiple platforms;

  . variability in the mix of our license versus service revenues, the mix of our direct versus indirect license revenues and the mix of services that we perform versus those performed by third-party service providers;

  . our ability to successfully expand our operations, and the amount and timing of expenditures related to this expansion; and

  . the cost and financial accounting effects of any acquisitions of companies or complementary technologies that we may complete.

As a result of all of these factors, we cannot predict our revenues with any significant degree of certainty, and future product revenues may differ from historical patterns. It is particularly difficult to predict the timing or amount of our revenues because:

  . our sales cycles are lengthy and variable, typically ranging between two and twelve months from our initial contact with a potential customer to the signing of a license agreement, although the sales cycle varies substantially from customer to customer and occasionally sales require substantially more time;

  . a substantial portion of our sales are completed at the end of the quarter and, as a result, a substantial portion of our license revenues are recognized in the last month of a quarter, and often in the last weeks or days of a quarter;

  . the amount of unfulfilled orders for our products at the beginning of a quarter is small because our products are typically shipped shortly after orders are received; and

  . delay of new product releases can result in a customer's decision to delay execution of a contract or, for contracts that include the new release as an element of the contract, will result in deferral of revenue recognition until such release.

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   Even though our revenues are difficult to predict, we base our decisions regarding our operating expenses on anticipated revenue trends. Many of our expenses are relatively fixed, and we cannot quickly reduce spending if our revenues are lower than expected. As a result, revenue shortfalls could result in significantly lower income or greater loss than anticipated for any given period, which could result in a decrease in our stock price.

Economic conditions could adversely affect our revenue growth and ability to forecast revenue.

   The revenue growth and potential for profitability of our business depends on the overall demand for CRM software and services. Because our sales are primarily to corporate customers, our business also depends on general economic and business conditions. A softening of demand for computer software caused by the weakening of the economy, both domestically and internationally, has affected our sales and may continue to result in decreased revenues and growth rates. In addition, as a result of the economic downturn, we have experienced and may continue to experience difficulties in collecting outstanding receivables from our customers.

   Our management team uses our proprietary software to identify, track and forecast future revenues, backlog and trends in our business. Our sales force monitors the status of all proposals, such as the date when they estimate that a transaction will close and the potential dollar amount of such sale. We aggregate these estimates regularly in order to generate a sales pipeline and then evaluate the pipeline at various times to look for trends in our business. While this pipeline analysis provides visibility to our potential customers and the associated revenues for budgeting and planning purposes, these pipeline estimates may not consistently correlate to revenues in a particular quarter or over a longer period of time. The slowdown in the economy, domestically and internationally, may continue to cause customer purchasing decisions to be delayed, reduced in amount or cancelled, which could reduce the rate of conversion of the pipeline into contracts during a particular period of time. A variation in the pipeline or in the conversion of the pipeline into contracts could cause us to plan or budget improperly and thereby could adversely affect our business or results of operations. In addition, because a substantial portion of our sales are completed at the end of the quarter, and often in the last weeks or days of a quarter, we may not be able to adjust our cost structure in response to a variation in the conversion of the pipeline into contracts in a timely manner, which could adversely affect our business and results of operations.

We have incurred losses in recent periods, and may not again achieve profitability, which could cause a decrease in our stock price.

   If we do not return to profitability in future quarters, our stock price could decrease. We incurred net losses in each quarter from Onyx's inception through the third quarter of 1994, from the first quarter of 1997 to the second quarter of 1999, and in all four quarters of 2000 and in the first two quarters of 2001. As of June 30, 2001, we had an accumulated deficit of $42.2 million. Our accumulated deficit and financial condition have caused some of our potential customers to question our viability, which we believe has in turn hampered our ability to sell some of our products. In the near-term, we believe our costs and operating expenses, excluding restructuring-related charges, will continue to decrease to a level that is closer to our expected revenues while allowing us to continue to invest in accordance with our strategic priorities. We may not, however, realize cost savings from these restructuring initiatives in future periods. In particular, if we are unable to successfully sublease or terminate our excess facilities, particularly in Bellevue, Washington, we will incur continued substantial facilities costs for which we will receive no economic benefit. In addition, we may be unable to achieve cost savings without adversely affecting our business and results of operations. We expect to continue to experience losses and negative cash flows in the near term, even if sales of our products and services continue to grow.

   As we gain visibility into our long-term growth opportunity, we believe that we may need to significantly increase our sales and marketing, product development and professional services efforts to expand our market position and further increase acceptance of our products. We may not be able to increase our revenues sufficiently to keep pace with these growing expenditures, if at all, and, as a result, may be unable to achieve profitability in the future.

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Fluctuations in service revenues could decrease our total revenues or decrease our gross margins, which could cause a decrease in our stock price.

   Support and service revenues represented 37% of our total revenues in 1999 and 38% of our total revenues in 2000. Due largely to the unexpected sequential quarter decrease in license revenues, support and service revenues represented 57% of our total revenues in the first six months of 2001. We anticipate that service revenues will continue to represent a significant percentage of total revenues. Because service revenues have lower gross margins than license revenues, a continued increase in the percentage of total revenues represented by service revenues or an unexpected decrease in license revenues, as we experienced in the first six months of 2001, could have a detrimental impact on our overall gross margins and thus on our operating results. We subcontract some of our consulting, customer support and training services to third-party service providers. Third-party contract revenues generally carry even lower gross margins than our service business overall. As a result, our service revenues and related margins may vary from period to period, depending on the mix of these third-party contract revenues. Service revenues depend in part on ongoing renewals of support contracts by our customers, some of which may not renew their support contracts. In addition, service revenues as a percentage of total revenues could decline if customers select third-party service providers to install and service our products more frequently than they have in the past. If service revenues are lower than anticipated, our operating results could fall below the expectations of securities analysts or investors, which could result in a decrease in our stock price.

Our operating results may fluctuate seasonally, and these fluctuations may cause our stock price to decrease.

   Our stock price may decrease due to seasonal fluctuations in our revenues. We continue to experience significant seasonality with respect to software license revenues. In recent years, we have recognized more license revenues in our fourth quarter than in each of the first three quarters of a fiscal year and have experienced lower license revenues in our first quarter than in the preceding fourth quarter. We believe that these fluctuations are caused in part by customer buying patterns and the efforts of our direct sales force to meet or exceed fiscal year-end quotas. We expect that these seasonal trends are likely to continue in the future.

We have a limited operating history and are subject to the risks of new enterprises.

   We commenced operations in February 1994 and commercially released the first version of our flagship product in December 1994. Accordingly, we have a limited operating history, and we face all of the risks and uncertainties encountered by early-stage companies. These risks and uncertainties include:

  .  no history of sustained profitability;

  . uncertain growth in the market for, and uncertain market acceptance of, our solution;

  .  reliance on one product family;

  . the risk that competition, technological change or evolving customer preferences, such as preferences for different computing platforms, could adversely affect sales of our solution;

  . the need to implement our sales, marketing and after-sales service initiatives, both domestically and internationally;

  .  the need to execute our product development activities;

  . dependence on a limited number of key technical, customer support, sales and managerial personnel; and

  . the risk that our management will not be able to effectively manage growth or any acquisition we may undertake.

The new and evolving nature of the CRM market increases these risks and uncertainties. Our limited operating history makes it difficult to predict how our business will develop.

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Our workforce reduction and financial performance may place additional strain on our resources and may adversely affect the morale and performance of our personnel and our ability to hire new personnel.

   In connection with our effort to streamline our operations, reduce costs and bring our staffing and structure in line with our revenue base, we recently restructured our organization in the second quarter of 2001 with reductions in our workforce by approximately 116 employees. There have been and may continue to be substantial costs associated with the workforce reduction related to severance and other employee-related costs, as well as material charges for reduction of excess facilities, and our restructuring plan may yield unanticipated consequences, such as attrition beyond our planned reduction in workforce. This workforce reduction has placed significant strain on our administrative, operational and financial resources and resulted in increasing responsibilities for each of our management personnel. As a result, our ability to respond to unexpected challenges may be impaired and we may be unable to take advantage of new opportunities. In addition, many of the employees who were terminated possessed specific knowledge or expertise, and that knowledge or expertise may prove to have been important to our operations. In that case, their absence may create significant difficulties. Further, the reduction in workforce may reduce employee morale and may create concern among existing employees about job security, which may lead to increased turnover. This headcount reduction may subject us to the risk of litigation.

If we are unable to compete successfully in the highly competitive CRM market, our business will fail.

   Our solution targets the CRM market. This market is intensely competitive, fragmented, rapidly changing and significantly affected by new product introductions. We face competition in the CRM market primarily from front-office software application vendors, large enterprise software vendors and our potential customers' information technology departments, which may seek to develop proprietary CRM systems. The dominant competitor in our industry is Siebel Systems, Inc. Other companies with which we compete include, but are not limited to, BroadVision, Inc., E.piphany, Inc., Kana Communications, Inc., Nortel Networks, Oracle Corporation, PeopleSoft, Inc. and Pivotal Corporation.

   In addition, as we develop new products, including new product versions operating on new platforms, we may begin competing with companies with whom we have not previously competed. It is also possible that new competitors will enter the market or that our competitors will form alliances that may enable them to rapidly increase their market share. An increase in competitive pressures in our market or our failure to compete effectively may result in pricing reductions, reduced gross margins and loss of market share. Many of our competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, marketing and other resources than we do. In addition, a number of our competitors have recently been acquired by other large technology companies, which further enhances their resources. As a result, they may be able to adapt more quickly to new technologies and customer needs, devote greater resources to promoting or selling their products and services, initiate and withstand substantial price competition, take advantage of acquisition or other strategic opportunities more readily or develop and expand their product and service offerings more quickly.

We may be unable to obtain the funding necessary to support the expansion of our business, and any funding we do obtain could dilute our shareholders' ownership interest in Onyx.

   Our future revenues may be insufficient to support the expenses of our operations and the expansion of our business. We may therefore need additional equity or debt capital to finance our operations. If we are unable to generate sufficient cash flow from operations or to obtain funds through additional financing, we may have to reduce some or all of our development and sales and marketing efforts and limit the expansion of our business. Although we have a potential $30 million equity financing arrangement with Ramius Securities, LLC, or Ramius Securities, and Ramius Capital Group, LLC, or Ramius Capital, the underwriting terms of this facility were not approved by The National Association of Securities Dealers, Inc., or NASD. We are in the process of renegotiating the terms of this facility with Ramius Securities and Ramius Capital in order to obtain NASD approval. As a result, no securities will be offered under this arrangement unless and until we renegotiate the arrangement and obtain NASD approval, and we may be unable to raise any funds under this facility.

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   Our loan and security agreement with Silicon Valley Bank and Comerica Bank
California required us to maintain certain financial covenants. We were not in compliance with these covenants at March 31, 2001 or June 30, 2001, and, as a result, the banks have the right to restrict our cash deposits in the amount of our standby letters of credit, currently up to $11.0 million. To date, the banks have not restricted our cash deposits other than $1.0 million in cash deposits restricted in connection with our equipment lease letter of credit executed in July 2001. We are in the process of seeking approval and execution of a new facility with revised financial covenants, preferably including both Silicon Valley Bank and Comerica Bank California. Silicon Valley Bank has approved the renewal of this facility for up to $15.0 million, and we are awaiting the approval of Comerica Bank California's participation to increase the size of the facility to $25.0 million. If we are unable to renew a facility with revised financial covenants, and if the banks decide to restrict our cash deposits, our liquidity will be further limited and our business, financial condition and results of operations could be harmed.

   We completed a public offering of our common stock on February 12, 2001, which resulted in net proceeds to us of approximately $31.3 million. We believe that our existing cash and cash equivalents, investments and available bank borrowings will be sufficient to meet our capital requirements for at least the next twelve months. However, we may seek additional funds before that time through public or private equity financing or from other sources to fund our operations and pursue our growth strategy. We have no commitment for additional financing, and we may experience difficulty in obtaining funding on favorable terms, if at all. Any financing we obtain may contain covenants that restrict our freedom to operate our business or may have rights, preferences or privileges senior to our common stock and may dilute our current shareholders' ownership interest in Onyx.

Because many potential customers are unaware of the benefits of CRM systems, our products may not achieve market acceptance.

   The market for CRM systems is still emerging, and continued growth in demand for and acceptance of CRM systems remains uncertain. Even if the market for CRM systems grows, businesses may purchase our competitors' products or develop their own. We believe that many of our potential customers are not fully aware of the benefits of CRM systems and that they may never achieve market acceptance. We have spent, and will continue to spend, considerable resources educating potential customers not only about our solution but also about CRM systems in general. However, even with these educational efforts, market acceptance of our solution may not increase. We will not succeed unless we can educate our target market about the benefits of CRM systems and about our ability to provide them in a cost-effective and easy-to-use manner.

If potential customers do not accept the Onyx product family, our business will fail.

   License revenues from the Onyx product family have historically accounted for nearly all of our license revenues. We expect product license revenues from the Onyx product family to continue to account for a substantial majority of our future revenues. As a result, factors adversely affecting the pricing of or demand for the Onyx product family, such as competition or technological change, could dramatically affect our operating results. If we are unable to successfully deploy current versions of the Onyx product family and to develop, introduce and establish customer acceptance of new and enhanced versions of the Onyx product family, our business will fail.

   We recently released version 3.0 of Onyx Employee Portal, the Web-based version of our flagship product. This release represented a major software architecture change to this product. In the event that prospects or customers do not embrace this new product version, or that they are unable to successfully deploy this product, our business will fail.

If we are unsuccessful in our attempt to enable our products to operate on multiple platforms, our revenue growth could be limited.

   We originally designed our products to operate exclusively on the Windows NT and Microsoft BackOffice platforms. As a result, our primary market has historically been to customers which have developed their

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enterprise computing systems around these platforms, which limits our potential sales. In December 2000, we announced the platform release of a new product version designed to operate on the Oracle/Unix platform. Due to the complexity of the development of this new product version, we have delayed the expected date of general availability until late 2001 or the first part of 2002. We can make no assurances, however, as to whether such general release will occur within these expected dates, if at all. If and when this new product version becomes generally available, we cannot predict the degree to which it will achieve market acceptance. If our new product version does not achieve market acceptance, our revenue growth will be limited. Moreover, enabling our products to run on multiple platforms could lengthen the development cycle, thus delaying the release date of future product versions or new products, which could further limit our revenue growth.

If we are not able to compete effectively in the Internet-based products and services market, demand for our products may be limited.

   Our products communicate through public and private networks over the Internet. The success of our products may depend, in part, on our ability to develop products that compete effectively in the Internet-based products and services market. We are uncertain how businesses will use the Internet as a means of communication and commerce and whether a significant market will develop for Internet-based CRM systems. The use of the Internet is evolving rapidly, and many companies are developing products and services that use the Internet. The increased commercial use of the Internet could require substantial modification of our products and the introduction of new products. We do not know what forms of products and services may emerge as alternatives to our existing products or to any future Internet-based or electronic commerce features and services we may introduce.

   In addition, critical issues concerning the commercial use of the Internet, including security, demand, reliability, cost, ease of use, accessibility, quality of service and potential tax or other government regulation, remain unresolved and may affect the use of the Internet as a medium to support the functionality of our products and distribution of our software. If these critical issues are not favorably resolved, our Internet-related products may not achieve market acceptance.

Privacy and security concerns, particularly related to the use of our software on the Internet, may limit the effectiveness of and reduce the demand for our products.

   The effectiveness of our software products relies on the storage and use of customer data collected from various sources, including information derived from customer registrations, billings, purchase transactions and surveys. Our collection and use of such data for customer profiling may raise privacy and security concerns. Our customers generally have implemented security measures to protect customer data from disclosure or interception by third parties. However, the security measures may not be effective against all potential security threats. If a well-publicized breach of customer data security were to occur, our software products may be perceived as less desirable, which could limit our revenue growth.

   In addition, due to privacy concerns, some Internet commentators, consumer advocates and governmental or legislative bodies have suggested legislation to limit the use of customer profiling technologies. The European Union and some European countries have already adopted some restrictions on the use of customer profiling data. If major countries or regions adopt legislation or other restrictions on the use of customer profiling data, our software would be less useful to customers, and our sales could decrease.

We may be unable to efficiently restructure or expand our sales organization, which could harm our ability to expand our business.

   To date, we have sold our solution primarily through our direct sales force. As a result, our future revenue growth will depend in large part on recruiting, training and retaining direct sales personnel and expanding our

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indirect distribution channels, such as VARs, ASPs, original equipment manufacturer, or OEM, partners and system integrators and consultants. We have experienced and continue to experience difficulty in recruiting qualified direct sales personnel and in establishing third-party relationships with VARs, ASPs, OEM partners and systems integrators and consultants. Moreover, in April 2001, we began restructuring our sales organization in an attempt to reduce expenses and increase efficiency. These restructuring efforts and future efforts to expand our sales force may not prove successful, which could reduce our sales or limit our sales growth.

If our customers cannot timely and successfully implement our products, demand for our products and services will be limited.

   The implementation of our products involves a significant commitment of resources by prospective customers. Our customers frequently deploy our products to large numbers of sales, marketing and customer service personnel. The end-users may not accept our products. Our products are also used with a number of third-party software applications and programming tools. This use may present significant technical challenges, particularly as large numbers of personnel attempt to use our product concurrently. If an implementation is not successful, we may be required to deliver additional consulting services free of charge in order to remedy the problem. If our customers have difficulty deploying our software or for any other reason are not satisfied with our software, our business operating results and financial condition may be harmed.

If we do not retain our key employees and management team, and integrate our new senior management personnel, our ability to execute our business strategy will be limited.

   Our future performance will depend largely on the efforts and abilities of our key technical, sales, customer support and managerial personnel and on our ability to attract and retain them. In addition, our ability to execute our business strategy will depend on our ability to recruit additional experienced management personnel and to retain our existing executive officers. The competition for qualified personnel in the computer software and technology markets is particularly intense. We have in the past experienced difficulty in hiring qualified technical, sales, customer support and managerial personnel, and we may be unable to attract and retain such personnel in the future. In addition, due to the intense competition for qualified employees, we may be required to increase the level of compensation paid to existing and new employees, which could materially increase our operating expenses. Our key employees are not obligated to continue their employment with us and could leave at any time.

   We have recently appointed Leslie J. Rechan as our President and Chief Operating Officer and Brian C. Henry as our Executive Vice President and Chief Financial Officer. In addition, we have recently hired three new vice presidents responsible for our overall operations in Asia/Pacific, Japan and Europe. To integrate into our company, these new senior personnel must spend a significant amount of time learning our business model and management system, in addition to performing their regular duties. Accordingly, until these individuals have become familiar with our business model and systems, their integration may result in some disruption to our ongoing operations.

   The market price of our common stock has fluctuated substantially since our initial public offering in February 1999. Consequently, potential employees may perceive our equity incentives such as stock options as less attractive and current employees whose options are no longer priced below market value may choose not to remain employed by us. In that case, our ability to attract or retain employees will be adversely affected.

Rapid changes in technology could render our products and services obsolete or unmarketable, and we may be unable to introduce new products and services timely and successfully.

   The CRM market in which we compete is characterized by rapid change due to changing customer needs, rapid technological developments and advances introduced by competitors. Existing products can become

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obsolete and unmarketable when products using new technologies are introduced and new industry standards emerge. New technologies, including the rapid growth of the Internet, could change the way CRM systems are sold or delivered. We may also need to modify our products when third parties change software that we integrate into our products. As a result, the life cycles of our products are difficult to estimate.

   To be successful, we must continue to enhance our current product line and develop new products that successfully respond to changing customer needs, technological developments and competitive product offerings. We may not be able to successfully develop or license the applications necessary to respond to these changes, or to integrate new applications with our existing products. We have delayed enhancements or new product release dates several times in the past, including, most recently, the Oracle/Unix version of our product, and may not be able to introduce enhancements or new products successfully or in a timely manner in the future. If we delay release of our products and product enhancements, or if they fail to achieve market acceptance when released, it could harm our reputation and our ability to attract and retain customers, and our revenues may decline. In addition, customers may defer or forego purchases of our products if we, our competitors or major hardware, systems or software vendors introduce or announce new products or product enhancements.

If we do not expand our international operations and successfully overcome the risks inherent in international business activities, the growth of our business will be limited.

   To be successful, we must continue to expand our international operations and enter new international markets. This expansion may be delayed as a result of our recent operating expense reduction measures and general economic conditions. If we do expand internationally, it will require significant management attention and financial resources to successfully translate and localize our software products to various languages and to develop direct and indirect international sales and support channels. Even if we successfully translate our software and develop new channels, we may not be able to maintain or increase international market demand for the Onyx product family. We, or our VARs or ASPs, may not be able to sustain or increase international revenues from licenses or from consulting and customer support. In addition, our international sales are subject to the risks inherent in international business activities, including

  .  costs of customizing products for foreign countries;

  .  export and import restrictions, tariffs and other trade barriers;

  . the need to comply with multiple, conflicting and changing laws and regulations;

  . reduced protection of intellectual property rights and increased liability exposure; and

  .  regional economic, cultural and political conditions.

   Our foreign subsidiaries operate primarily in local currencies, and their results are translated into U.S. dollars. We do not currently engage in currency hedging activities, but we may do so in the future. Increases in the value of the U.S. dollar relative to foreign currencies have not materially affected our operating results in the past. However, our operating results could be materially adversely affected if we enter into license agreements providing for significant amounts of foreign currencies with extended payment terms if the values of those currencies fall in relation to the U.S. dollar over the payment period.

If we are unable to develop and maintain effective long-term relationships with our key partners, or if our key partners fail to perform, our ability to sell our solution will be limited.

   We rely on our existing relationships with a number of key partners, including management consulting firms, system integrators, VARs, ASPs and third-party technology vendors, that are important to worldwide sales and marketing of our solution. In addition, to be successful and to more effectively sell our products to larger customers, we must develop successful new relationships with prestigious key partners. Key partners often provide consulting, implementation and customer support services, and endorse our solution during the competitive evaluation stage of the sales cycle. Although we seek to maintain relationships with our key partners, and to develop relationships with new partners, many of these existing and potential key partners have similar, and often more established, relationships with our competitors. These existing and potential key partners, many of which have significantly greater resources than we have, may in the future market software products that compete with our solution or reduce or discontinue their relationships with us or their support of our solution. In addition, our sales will be limited if

  . we are unable to develop and maintain effective, long-term relationships with existing and potential key partners;

  . our existing and potential key partners endorse a product or technology other than our solution;

  .  we are unable to adequately train a sufficient number of key partners;
     or

  . our existing and potential key partners do not have or do not devote the resources necessary to implement our solution.

If our relationships with application service providers are unsuccessful, our ability to market and sell our solution will be limited.

   We expect an important percentage of our revenues to be derived from our relationships with domestic and international ASPs that market and sell our CRM systems. If these ASPs do not successfully market our solution, our operating results will be materially harmed. Because our relationships with ASPs are relatively new, we cannot predict the degree to which the ASPs will succeed in marketing and selling our solution. In addition, because the ASP model for selling software is relatively new and unproven, we cannot predict the degree to which our potential customers will accept this delivery model. If the ASPs fail to deliver and support our products and services, end-users could decide not to subscribe, or cease subscribing, for our products and services. The ASPs typically offer our products and services in combination with other products and services, some of which may compete with our products and services.

Our sales cycle is long, and sales delays could cause our operating results to fluctuate, which could cause a decline in our stock price.

   An enterprise's decision to purchase a CRM system is discretionary, involves a significant commitment of its resources and is influenced by its budget cycles. To successfully sell our solution, we generally must educate our potential customers regarding the use and benefit of our solution, which can require significant time and resources. Consequently, the period between initial contact and the purchase of our solution is often long and subject to delays associated with the lengthy budgeting, approval and competitive evaluation processes that typically accompany significant capital expenditures. Our sales cycles are lengthy and variable, typically ranging between two and twelve months from our initial contact with a potential customer to the signing of a license agreement, although the amount of time varies substantially from customer to customer and occasionally sales require substantially more time. When economic conditions weaken, sales cycles for sales of software products tend to lengthen, and as a result, we have experienced longer sale cycles in the first six months of 2001. Sales delays could cause our operating results to fall below the expectations of securities analysts or investors, which could result in a decrease in our stock price.

Delivery of our products and services may be delayed if we cannot continue to license third-party technology that is important to the functionality of our solutions.

   We incorporate into our products software that is licensed to us by third-party software developers, currently Cognos, Greyware Automation Products, Inso, Scribe Software and Sybase. We depend on these third parties' abilities to deliver and support reliable products, enhance their current products, develop new products on a timely and cost-effective basis, and respond to emerging industry standards and other technological changes. The third-party software currently offered in conjunction with our products may become obsolete or incompatible with future versions of our products. We believe there are other sources for the functionality we derive from this licensed software and that we could identify and incorporate alternative software within a relatively short period of time, approximately four to six months. However, a significant interruption in the supply of this technology could delay our sales until we can find, license and integrate equivalent technology.

We may be unable to adequately protect our proprietary rights, which may limit our ability to compete effectively.

   Our success depends in part on our ability to protect our proprietary rights. To protect our proprietary rights, we rely primarily on a combination of copyright, trade secret and trademark laws, confidentiality agreements with employees and third parties, and protective contractual provisions such as those contained in license agreements with consultants, vendors and customers, although we have not signed these agreements in every case. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our products and obtain and use information that we regard as proprietary. Other parties may breach confidentiality agreements and other protective contracts we have entered into, and we may not become aware of, or have adequate remedies in the event of, a breach. We face additional risk when conducting business in countries that have poorly developed or inadequately enforced intellectual property laws. While we are unable to determine the extent to which piracy of our software products exists, we expect piracy to be a continuing concern, particularly in international markets and as a result of the growing use of the Internet. In any event, competitors may independently develop similar or superior technologies or duplicate the technologies we have developed, which could substantially limit the value of our intellectual property.

Intellectual property claims and litigation could subject us to significant liability for damages and result in invalidation of our proprietary rights.

   In the future, we may have to resort to litigation to protect our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Any litigation, regardless of its success, would probably be costly and require significant time and attention of our key management and technical personnel. Although we have not been sued for intellectual property infringement, we may face infringement claims from third parties in the future. The software industry has seen frequent litigation over intellectual property rights, and we expect that participants in the industry will be increasingly subject to infringement claims as the number of products, services and competitors grows and the functionality of products and services overlaps. Infringement litigation could also force us to

  . stop or delay selling, incorporating or using products that incorporate the challenged intellectual property;

  .  pay damages;

  . enter into licensing or royalty agreements, which may be unavailable on acceptable terms; or

  . redesign products or services that incorporate infringing technology, which we might not be able to do at an acceptable price, in a timely fashion or at all.

Our products may suffer from defects or errors, which could result in loss of revenues, delayed market acceptance of our products, increased costs and reputational damage.

   Software products as complex as ours frequently contain errors or defects, especially when first introduced or when new versions are released. We have had to delay commercial release of past versions of our products until software problems were corrected, and in some cases have provided product updates to correct errors in released products. Our new products or releases, including our new Oracle/Unix version of our product that may be generally released, may not be free from errors after commercial shipments have begun. Any errors that are discovered after commercial release could result in loss of revenues or delay in market acceptance, diversion of development resources, damage to our reputation, increased service and warranty costs or claims against us.

   In addition, the operation of our products could be compromised as a result of errors in the third-party software we incorporate into our software. It may be difficult for us to correct errors in third-party software because that software is not in our control.

The integration of RevenueLab and any future acquisitions may be difficult and disruptive.

   In January 2001, we acquired RevenueLab, a provider of proprietary go-to-market strategy and revenue acceleration programs. We are currently in the process of integrating RevenueLab's business into our business. This integration is subject to risks commonly encountered in making acquisitions, including

  .  loss of key personnel;

  . difficulties associated with assimilating technologies, products, personnel and operations;

  .  potential disruption of our ongoing business; and

  . the inability of our sales force, consultants and development staff to adapt to the new product line in a timely manner.

We may not successfully overcome these or any other problems encountered in connection with integrating RevenueLab. As part of our business strategy, we expect to consider acquiring other companies. We may not be able to successfully integrate any technologies, products, personnel or operations of companies that we have acquired or that we may acquire in the future.

The concentrated ownership of our common stock could delay or prevent a change of control, which could reduce the market price of our common stock.

   As of July 31, 2001, our officers, directors and affiliated entities together beneficially owned approximately 17.55% of the outstanding shares of our common stock. As a result, these shareholders may, as a practical matter, be able to exert significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions such as acquisitions, and to block unsolicited tender offers. This concentration of ownership may delay, deter or prevent a third party from acquiring control over us at a premium over the then-current market price of our common stock, which could result in a decrease in our stock price.

You may be unable to resell your shares at or above the public offering price, and our stock price may be volatile.

   Since our initial public offering in February 1999, the price of our common stock has been volatile, particularly in the last year. As a result of fluctuations in the price of our common stock, you may be unable to sell your shares at or above the price at which you purchased them. The trading price of our common stock could be subject to fluctuations for a number of reasons, including

  .  future announcements concerning us or our competitors;

  .  actual or anticipated quarterly variations in operating results;

  .  changes in analysts' earnings projections or recommendations;

  .  announcements of technological innovations;

  .  the introduction of new products;

  .  changes in product pricing policies by us or our competitors;

  .  proprietary rights litigation or other litigation; or

  . changes in accounting standards that adversely affect our revenues and earnings.

In addition, stock prices for many technology companies fluctuate widely for reasons that may be unrelated to operating results of these companies. These fluctuations, as well as general economic, market and political conditions, such as national or international currency and stock market volatility, recessions or military conflicts, may materially and adversely affect the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against these companies. Litigation brought against us could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on our business, financial condition and operating results. Our common stock reached a high of $40.00 and traded as low as $2.20 through August 28, 2001. In addition, we completed a public offering of our common stock in February 2001 at a price of $13.50 per share. The last reported sales price of our common stock on August 28, 2001 was $3.78.

Changes in accounting standards and in the way we charge for licenses could affect our future operating results.

   In October 1997, the American Institute of Certified Public Accountants issued its Statement of Position 97-2, Software Revenue Recognition, and later amended its position by its Statement of Position 98-4 and Statement of Position 98-9. Based on our interpretation of the AICPA's position, we believe our current revenue recognition policies and practices are consistent with Statement of Position 97-2, Statement of Position 98-4 and Statement of Position 98-9. However, Technical Practice Aids for these standards continue to be issued by the accounting standard setters. Any such Technical Practice Aids could lead to unanticipated changes in our current revenue accounting practices, which could materially adversely affect our business, financial condition and operating results.

Our articles of incorporation and bylaws and Washington law contain provisions that could discourage a takeover.

   Certain provisions of our articles of incorporation and bylaws, our shareholder rights plan and Washington law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. These provisions could discourage companies from presenting acquisition proposals to us and could delay, deter or prevent a change of control of us, which could reduce the market price of our common stock.

                              SELLING SHAREHOLDERS

   The selling shareholders are former shareholders of Market Solutions Limited and RevenueLab, LLC who received Onyx common stock in exchange for their shares of Market Solutions capital stock and RevenueLab membership units. The following table provides information regarding the selling shareholders and the number of shares of common stock they are offering. The percentage ownership data is based on 40,990,432 shares of our common stock outstanding as of August 15, 2001. Under the rules of the SEC, beneficial ownership includes shares over which the indicated beneficial owner exercises voting or investment power. Shares of common stock subject to options that are currently exercisable or will become exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options, but are not deemed outstanding for computing the percentage ownership of any other person. We believe that the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to applicable community property laws. The information regarding shares beneficially owned after the offering assumes the sale of all shares offered by each of the selling shareholders.

                                                                      Shares
                                                                   Beneficially
                                            Shares                 Owned After
                                         Beneficially  Shares        Offering
                                         Owned Before   Being     --------------
Name and Address                           Offering    Offered    Number Percent
----------------                         ------------  -------    ------ -------
Odyssey Strategic Partners, LLC.........   175,214     175,214(1)      0     0%
Tania Holmes............................    79,086      79,086(2)      0     0%
Philip Meek.............................   111,180      79,086(2) 32,094     *
Aileen Allkins..........................    13,145(3)    1,513(2) 11,632     *
Dugan Tilley............................    12,544(4)    1,513(2) 11,031     *
Helena Wheatman.........................    10,302(5)    1,513(2)  8,789     *

--------
 *   Represents less than 1%

(1) Represents shares issued to the selling shareholder in our acquisition of RevenueLab, LLC.

(2) Represents shares issued to the selling shareholder in our acquisition of Market Solutions Limited.

(3) Includes 10,408 shares issuable pursuant to options exercisable within 60 days of August 15, 2001.

(4) Includes 9,179 shares issuable pursuant to options exercisable within 60 days of August 15, 2001.

(5) Includes 6,531 shares issuable pursuant to options exercisable within 60 days of August 15, 2001.

   Except as shareholders or, in some cases, nonofficer employees of Onyx as a result of the acquisition of Market Solutions or RevenueLab, none of the selling shareholders has had any material relationship with Onyx or any of our affiliates within the past three years.

   The selling shareholders have represented to us that they received their Onyx shares for their own account, for investment only and not with a view toward publicly selling or distributing them, except in sales either registered under the Securities Act of 1933, or Securities Act, or exempt from registration. In recognition of the fact that the selling shareholders may wish nevertheless to be legally permitted to sell their shares when they deem appropriate, we have agreed with the selling shareholders to file a registration statement to register the shares for resale and to prepare and file all amendments and supplements necessary to keep the registration statement effective until the earlier of January 5, 2002 and the date on which the selling shareholders have sold all the shares covered by the registration statement.

                              PLAN OF DISTRIBUTION

   The selling shareholders or their transferees or other successors-in-interest may sell the shares of common stock offered by this prospectus from time to time, in one or more transactions. The selling shareholders may sell the shares at fixed prices that may change, at market prices at the time of sale or at negotiated prices. The selling shareholders may sell the shares

  . through the Nasdaq National Market or any other national securities exchange on which our common stock is then listed;

  .  in privately negotiated transactions; or

  .  through a combination of these transactions.

The selling shareholders may sell any shares covered by this prospectus that qualify for sale under Rule 144 of the Securities Act in transactions complying with Rule 144, rather than through this prospectus. We will not receive any proceeds from the sale of the shares by the selling shareholders.

   The selling shareholders may sell the shares to or through broker-dealers, who may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or the purchasers. Any broker-dealer may act as a broker-dealer on behalf of a selling shareholder in connection with the offering of the shares. Any broker-dealers who assist in the sale of the shares covered by this prospectus may be considered "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions they receive or profits they earn on the resale of the shares may be underwriting discounts and commissions under the Securities Act.

   If required, we will distribute a supplement to this prospectus to describe any material changes in the terms of the offering. We have the right to suspend the use of this prospectus for up to 60 days if we notify the selling shareholders that our board of directors has determined that the sale of our common stock at such time would be detrimental to us and our shareholders or if material nonpublic information exists that must be disclosed so that this prospectus, as in effect, does not include an untrue statement of a material fact or omit to state a material fact required to make the statements in this prospectus not misleading.

   Subject to limited exceptions, we have agreed to bear all expenses in connection with the registration and sale of the shares being offered by the selling shareholders. We have also agreed to indemnify the selling shareholders against specified liabilities they incur in connection with an actual or alleged untrue statement or omission of a material fact in the registration statement, including liabilities under the Securities Act. The selling shareholders have agreed to indemnify us against specified liabilities we incur in connection with our reliance on written information furnished by the selling shareholders expressly for use in connection with this prospectus.

   The selling shareholders may elect not to sell any or all of the shares covered by this prospectus.

                            LEGALITY OF COMMON STOCK

   Orrick, Herrington & Sutcliffe LLP, Seattle, Washington, has provided us with an opinion that the shares of common stock offered by this prospectus are duly authorized, validly issued, fully paid and nonassessable.

                                    EXPERTS

   Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our annual report on Form 10-K for the year ended December 31, 2000, as set forth in their report, which is incorporated by reference into this prospectus and elsewhere in the registration statement. Our consolidated financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's Web site at http://www.sec.gov. The SEC's Web site contains reports, proxy statements and other information regarding issuers, such as Onyx, that file electronically with the SEC. You may also read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the SEC's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room.

   The SEC allows us to "incorporate by reference" into this prospectus the information we have filed with the SEC, which is considered to be a part of this prospectus. We incorporate by reference the following documents:

  . Our annual report on Form 10-K for the year ended December 31, 2000, as amended by Amendment No. 2 to annual report on Form 10-K/A;

  . Our quarterly report on Form 10-Q for the quarter ended March 31, 2001, as amended by Amendment No. 1 to quarterly report on Form 10-Q/A;

  .  Our quarterly report on Form 10-Q for the quarter ended June 30, 2001;

  . Our current reports on Form 8-K filed on January 9, 2001, January 10, 2001, January 31, 2001, February 6, 2001, February 6, 2001, February 7, 2001, April 12, 2001 and April 17, 2001; and

  . Our registration statements on Form 8-A filed on February 8, 1999 and October 28, 1999, which contain descriptions of our common stock and our Series A preferred stock purchase rights.

   We also incorporate by reference into this prospectus all documents we file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (a) after the initial filing date of the registration statement of which this prospectus is a part and before the effectiveness of the registration statement and (b) after the effectiveness of the registration statement and before the shares offered by this prospectus have been sold. The most recent information that we file with the SEC automatically updates and supersedes older information. The information contained in any such filing will be deemed to be a part of this prospectus as of the date on which the document is filed, and any older information that has been modified or superceded will not be deemed to be part of this prospectus.

   Upon request, we will provide to each person who receives a prospectus a copy of the information that has been incorporated by reference in this prospectus. You may request a copy of these filings, at no cost, by writing or telephoning us:

                           Onyx Software Corporation
                         Attention: Investor Relations
                        3180-139th Avenue SE, Suite 500
                           Bellevue, Washington 98005
                                 (425) 451-8060

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

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